ANHEUSER-BUSCH LETTERHEAD

September 27, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Anheuser-Busch Companies, Inc.
Definitive 14A
Filed March 12, 2007
File No. 1-07823

Ladies and Gentlemen:

This letter sets forth the responses of Anheuser-Busch Companies, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated August 21, 2007, with respect to the above referenced Definitive Proxy Statement on Schedule 14A.  We have duplicated below the comments set forth in the comment letter and have provided the Company’s responses following the Staff’s comments.

Additional Information Concerning the Board of Directors of the Company, page 11

1.	Please identify the independence standards that you have used within the body of the proxy statement and set forth the requirements of those standards.

In future filings, the Company will detail the independence standards within the body of the proxy statement instead of setting out those standards in an appendix to the proxy statement.  This disclosure for 2006 would have been along the following lines (all of which disclosure was contained in Appendix A to the 2007 proxy statement):

“A director is considered to be an independent director only if the director does not have a material relationship with the Company, as determined by the Board of Directors.  In addition to the independence criteria established by the New York Stock Exchange, the Board of Directors has established categorical standards to assist it in making independence determinations.  These standards, set forth in the Company’s Corporate Governance Guidelines, are as follows:

The following are not considered to impair a director’s independence:

a.
The director or any member of the director’s immediate family is employed by, an officer of or affiliated with any for profit organization that has made or received non-significant payments to or from the Company.  For the purposes of this categorical standard, a payment is considered to be non-significant if it represents less than (i) 1% of the gross revenues of the for profit organization for its last full fiscal year, and (ii) 1% of the Company’s gross revenues for its last full fiscal year;

Securities and Exchange Commission
September 27, 2007

b.
The director is an officer, director, trustee or employee of a foundation, university or other non-profit organization to which the Company gives directly, or indirectly through its foundations, no more than $500,000 per annum or 2% of the organization’s gross revenues for its last full fiscal year (whichever is greater);

c.
The director receives fees for service as the Company’s representative or the representative of the Board of Directors on the board of directors of subsidiary or affiliated companies paid by the Company or such subsidiary or affiliated companies; or

d.
The director is an executive officer of another corporation or organization of which an executive officer of the Company serves on the board of directors (but is not on the compensation committee of the corporation or organization) or the director serves on the board of another corporation or organization together with other directors or officers of the Company.

An individual is considered to be affiliated with a corporation or other entity if that individual controls, is controlled by or is under common control with the corporation or other entity.  If a director has a relationship which is not covered by the above categorical standards, the Board of Directors must specifically consider that relationship and determine whether the director may nevertheless be considered independent.”

2.	Please provide the disclosure required by Item 407(a)(3) of Regulation S-K in the body of the proxy statement instead of referring to an appendix to the proxy statement.

In future filings, the Company will provide the disclosure required by Item 407(a) (3) in the body of the proxy statement.  In part, this disclosure as it would have appeared in the 2007 proxy statement, is set out in response to comment 1, above.  The additional disclosure for 2006 as it related to the one director for whom the Board made a specific independence determination relating to a relationship not covered by the categorical standards was included on page 11 of the proxy statement.  In future filings, the Company will provide something along the following lines to ensure the reader understands how the Board made its independence determinations:

“Each of the Company’s independent directors met the standards of independence established by the New York Stock Exchange and the categorical standards of the Company set forth above, except that Mr. Taylor’s relationship in 2006 with the United Way of Greater St. Louis was not covered by the categorical standards.  Mr. Taylor serves as a director of the United Way of Greater St. Louis.  In 2006, the Company, through its charitable foundation, contributed $1,750,000 to the United Way of Greater St. Louis as part of the Company’s long-standing support of the United Way in the locations where the Company has operations.  The Board of Directors believed that this donation, which is 2.7% of the 2006 gross revenues of the United Way of Greater St. Louis, did not affect Mr. Taylor’s independence and therefore concluded that Mr. Taylor was independent.”

Securities and Exchange Commission
September 27, 2007

Committees of the Board, page 14

3.
Describe the material elements of the policy with regard to consideration of any director candidates recommended by security holders.  See Item 407(c) (2) (ii) of Regulation S-K.  Also, discuss fully the procedures that security holders must follow to recommend a director nominee, and disclose the specific minimum qualifications and any specific qualities or skills that directors must possess.  See Item 407(c) (2) (iv) and (v) of Regulation S-K.  Please discuss these matters fully in the proxy statement rather than referring to an appendix or to your website.

In future filings, the Company will describe in the body of the proxy statement the material elements of its policy with regard to consideration of director candidates recommended by security holders and the procedures security holders should follow to recommend a nominee, as well as the specific minimum qualifications for director nominees.  This disclosure for 2006 in the body of the proxy statement would have been along the following lines:

“The Corporate Governance Committee recommends to the Board of Directors a slate of nominees for directors to be presented on behalf of the Board for election by stockholders at each Annual Meeting of the Company and recommends to the Board persons to fill vacancies on the Board of Directors.  The Committee will consider nominees recommended by stockholders upon submission in writing to the Vice President and Secretary of the Company of the names of such nominees, together with their qualifications for service as a director of the Company.  The qualifications that the Corporate Governance Committee believes directors must have are set forth in the Company’s Corporate Governance Guidelines.  The Company seeks members from diverse business and professional backgrounds with outstanding integrity, achievement and judgment.  Director nominees should be committed to representing the interests of all stockholders and not to advancing the interests of special interest groups or constituencies of stockholders.  The Corporate Governance Committee evaluates director nominees in the context of the entire Board with the objective of assembling a board of directors that can best perpetuate the success of the Company and promote the interests of the stockholders.”

Elements of Compensation, page 26

4.
Clarify the role of each of the independent compensation consultants throughout this section.  In the compensation committee disclosure that appears on page 14, you differentiate the roles of Mercer HR Consulting and Hewitt Associates and indicate that Mercer was retained by the compensation committee while management retained Hewitt.  The discussion in this section indicates that the peer group was chosen in consultation with both independent compensation consultants, yet the compensation committee disclosure indicates that Mercer reviewed and provided observations on the composition of the peer group and it does not appear that Hewitt was involved in that process.  Clarify the duties and responsibilities of each consultant and identify each consultant by name.  Also, disclose whether human resources management analyzed data from the broader general industry for compensation information for certain of its executive officers because it did not have available data for those positions.  If so, identify the companies whose data human resources management reviewed.

Securities and Exchange Commission
September 27, 2007

(a)	In future filings, the Company will clarify the duties and responsibilities of each compensation consultant and will identify each compensation consultant by name.

(b)
It was not necessary to use data from the broader general industry in connection with the 2006 compensation decisions for the Company’s named executive officers, although it is possible that such data may be used in future years.  In future years, if the Company’s human resources management actually analyzes data from the broader general industry for purposes of determining the compensation of its named executive officers, the Company will disclose this in the filing.

(c)
In the Company's 2007 proxy statement, the matters raised by this comment relate to the fifth, sixth and seventh paragraphs under "Elements of Compensation."  As an example, making the changes described above in the Company’s 2007 proxy statement would have resulted in the disclosure set forth below, which is not materially different from the disclosure actually contained in the 2007 proxy statement:

“In determining the design and the level of each element of compensation, Anheuser-Busch undertakes a thorough review of competitive market information.  Anheuser-Busch establishes the elements of direct compensation by reference to a competitive peer group of 24 large national companies in businesses similar to Anheuser-Busch.  The companies in the sample are chosen in consultation with the independent consultant retained by the Compensation Committee, Mercer HR Consulting ("Mercer"), to be representative of the types of companies Anheuser-Busch competes with for executive talent.  The competitive data from the peer group is regressed (size adjusted) for comparable revenues to Anheuser-Busch.  The 2006 peer group was comprised of the following companies:  3M, Altria Group, Bristol-Myers Squibb, Campbell Soup, Coca-Cola, Colgate-Palmolive, Dell, Emerson, FedEx, Gap, General Mills, HJ Heinz, Hershey Foods, Johnson & Johnson, Kellogg, Kraft Foods, McDonalds, Molson Coors Brewing Company, Nike, Pepsi-Co, Procter & Gamble, Sara Lee, Walt Disney and Wrigley.

Anheuser-Busch Human Resources Management uses competitive compensation data from the peer companies using third party compensation data purchased from Hewitt Associates (“Hewitt”).  When data concerning an executive position is not available, or the data sample for a position is too small among the peer group of companies, data obtained from Hewitt concerning the broader general industry may be used.  Data from the broader general industry was not used in connection with determining the 2006 compensation for any named executive officer.  Competitive data for the CEO is also gathered by Mercer.

Recommendations on the CEO's pay package are made by Mercer, and the CEO's pay is set by the Committee during executive session based on the Committee's assessment of the CEO's individual performance and the financial and operating performance of Anheuser-Busch.  The Chief Executive Officer makes recommendations to the Compensation Committee concerning the compensation of the other executive officers.  The Committee considers the CEO's recommendation based on each executive's individual responsibility, performance and overall contribution.”

Securities and Exchange Commission
September 27, 2007

5.
The disclosure briefly indicates that the compensation committee considers the chief executive officer’s recommendation based on each executive’s responsibility, performance and overall contribution.  You also indicate that the annual incentive for each of the named executive officers is designed to reward individual achievements.  Please provide analysis regarding the manner in which the compensation committee and the chief executive officer, as applicable, structure and implement specific forms of compensation to reflect each named executive officer’s individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that have been taken into account.  See Item 402(b) (2) (vii) of Regulation S-K.

The Company’s primary compensation tool to reward or reflect individual performance is the annual incentive.  As indicated on page 27 of the Company’s proxy statement, each year the Compensation Committee determines the bonus paid to each named executive officer, based upon the competitive market target bonus award level for the individual, the performance of the individual and his contribution to overall Company performance during the year and, except with respect to the bonus paid to the Chief Executive Officer, the recommendation of the Chief Executive Officer.

As described on page 30 of the 2007 proxy statement, the bonuses for 2006 for the named executive officers (other than the retiring Chief Executive Officer) were between 98% and 115% of their targeted amount.  The 2006 bonuses were determined on the basis of the Company’s strong earnings and cash flow performance in 2006 and the overall subjective evaluation by the Compensation Committee of the individual performance by each named executive officer and his individual contribution to the strong Company results during the year.  To assist the Compensation Committee in evaluating the performance and contribution of the other named executive officers, both the incoming and the retiring Chief Executive Officers provided to the Compensation Committee their own subjective evaluations of the overall performance and contribution of each of the other named executive officers.

In future filings, the Company will provide similar information concerning the factors considered by the Compensation Committee in determining the annual incentives paid to the named executive officers for the pertinent year.

Base Salary, page 27

6.
You state that two of the positions of the officers have been benchmarked.  Please clarify which positions you have benchmarked and further explain what considerations are taken into account to slot executives “within the executive structure based on internal job value.”

(a)           The two positions that were benchmarked for 2006 were those of the Chief Executive Officer and the Chief Financial Officer.  In future filings, the Company will indicate which positions have been benchmarked.

(b)           For certain of its executive officers, the Company does not believe that benchmarking against the peer group accurately indicates appropriate compensation.  The Company sometimes has unique needs which make the position more or less important, the particular

Securities and Exchange Commission
September 27, 2007

individual may have additional or supplemental responsibilities, attributes or experience that are not normally a feature of the position or may lack responsibilities, attributes or experiences that are normally a feature of the position.  In these cases, the Company determines the target base salary by means of extrapolation and interpolation from positions for which the Company does use the peer group benchmarks.

In future filings, the Company will provide more explanation for its use of slotting.

Annual Incentive, page 27

7.
Please specify the nature of the “adjustments for certain items” that are made to pre-tax income in establishing your executive officer bonus pool.  Please discuss whether you establish the categories of adjustments in advance.  Also, describe the types of extraordinary circumstances that would lead the compensation committee to award an annual incentive if the company failed to meet the minimum level of performance.  See Item 402(b) 2) (vi) of Regulation S-K.

(a)           The adjustments to pretax income are determined by the Compensation Committee in February as part of the establishment of the bonus program for that year.  The adjustments are intended to normalize the year to year comparisons of pretax earnings.  For the 2006 bonus program, pretax earnings were adjusted as follows:

1)
increased or decreased to eliminate the effect of any normalization adjustment made in calculating consolidated earnings before income taxes as disclosed in the Company’s quarterly earnings releases in accordance with Regulation G on non-GAAP financial information, and/or any accounting principle change required or allowed by GAAP that is not retroactively applied to prior years. (If the accounting change is retroactively applied to the prior year, there is no adjustment for the accounting change.);

2)	increased by the amount of bonus expense, whether or not under the annual bonus program, which is reflected in the Company’s consolidated earnings before income taxes;

3)	increased for the impact on pretax income of interest expense attributable to the Company’s ownership in Grupo Modelo, S.A.B. de C.V. and Tsingtao Brewery Company, Ltd.; and

4)
increased for the impact on pretax income of interest expense attributable to the Company’s equity ownership in any additional company acquired in 2006 and accounted for under the equity method of accounting under GAAP.

In future filings, the Company will describe these adjustments as “predetermined accounting adjustments intended to normalize year to year comparisons of pretax earnings.”

(b)           The types of extraordinary circumstances that might lead the Compensation Committee to award an annual incentive if the Company failed to meet the minimum level of performance specified in the annual bonus plan include, for example, events outside the control of company management, situations in which an individual officer led a division that had superior

Securities and Exchange Commission
September 27, 2007

performance, or in recognition of significant individual achievements.  The Company will include such examples in its future filings.

8.
You have referred to each named executive officer’s maximum award percentage and a threshold requirement for the annual incentive.  However, you have not included in the grants of plan-based awards table required by Item 402(d) of Regulation S-K the estimated future payouts under non-equity incentive plan awards for grants under the bonus pool.  Also, you did not include amounts awarded under the bonus pool in the non-equity incentive plan compensation column of the summary compensation table required by Item 402(c) of Regulation S-K.  For guidance, see Question 4.02 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

The disclosure on page 27 to which comment 8 refers is part of the Compensation Discussion and Analysis.  As indicated on the prior page of the 2007 proxy statement, the “annual incentive” is one of the elements of the Company’s 2006 executive compensation.  This part of compensation is tantamount to a discretionary bonus and so was reported accordingly in the summary compensation table.  As indicated in the adopting release, “a cash award based on satisfaction of a performance target that was not pre-established and communicated” would be reportable in the summary compensation table as a bonus.  Rel. No. 33-8732, p. 82.  The Compensation Committee sets a maximum bonus award percentage for each named executive officer at the beginning of each year.  That amount is not communicated to the executive, as it is not practically relevant to his compensation.  At the end of the year, if a bonus pool is available (i.e., if the Company achieved the 85% threshold established for 2006), the Committee then considers the factors set out on page 27 of the proxy statement to determine how much, if any, bonus should be awarded to each eligible executive.  These factors are not pre-set performance criteria and are not based upon the maximum award percentage, but instead are more general considerations of an individual’s contributions for the year and his abilities as demonstrated over the course of the year to establish strategic direction and uphold the Company’s image and reputation.  This is a subjective and discretionary determination.  The Committee could decide not to award a bonus to a particular executive, or to all executives, even if the Company’s operating threshold is achieved for the year.  Accordingly, the Company does not treat this as an incentive plan, but as a discretionary annual bonus, and does not include the annual incentive in the plan-based awards table or the non-equity incentive plan compensation column of the summary compensation table.

CEO Transition, page 30

9.
You have not provided a quantitative discussion of the terms of the operating profit, return on capital employed, earnings per share and cash flow to total debt goals that the compensation committee established for 2006.  Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation of this conclusion under Instruction 4 to Item 402(b) of Regulation S-K.  If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

As indicated on page 30 of the proxy statement, at the beginning of each year the Compensation Committee determines the goals and objectives of the Chief Executive Officer, and

Securities and Exchange Commission
September 27, 2007

these goals and objectives include the Company’s financial performance.  At the end of the year, the Compensation Committee determines the compensation to be paid to the Chief Executive Officer and other named executive officer based on its overall subjective evaluation of the performance by the Company and the named executive officers.  The evaluation is based upon the goals and objectives adopted earlier in the year as well as any other factors or considerations that the committee determines to be appropriate in its review, including any unexpected developments or events that occurred during the year.  Although the Compensation Committee regards the Company’s financial performance as a significant factor in determining executive compensation, it does not establish in advance specific financial targets, and there is no formula by which financial performance results in a specific amount or type of executive compensation.

In determining the 2006 executive compensation, the Compensation Committee particularly noted the Company’s strong earnings and cash flow performance in 2006, several strategic transactions that occurred during the year and the operating performance of the Company’s business units.

Since the Company does not expect to have a CEO transition in 2007, this section is not expected to appear in the next proxy statement.  The Company will clarify in future filings that it does not use a formula to determine executive compensation and will note the significant factors considered by the Compensation Committee in evaluating Company financial performance when determining executive compensation at the end of the year.

2006 Compensation Decisions, page 30

10.
Please identify any named executive officer who may have received a compensation increase instead of referring to that person generally as the named executive officer.  Also discuss the reasons for any significant increases in compensation and the reasons for the +/- 20% or other material variance in median salary and other elements of compensation.  See Item 402(b)(2)(ix) and (vii) of Regulation S-K.

(a)
The named executive officer described on page 30 who received a mid-year increase was Mr. Bobak.  If these circumstances occur again in future years, the Company will identify the named executive officer in the applicable filing.

(b)
As the proxy statement indicates, the Compensation Committee targets the base salary of each named executive officer at a specified amount.  In its administration of executive salaries, the Compensation Committee does not regard a base salary within 20% of the target amount as deviating materially from the target salary and considers any salary within that range as being at the target.  It is often the case that the base salary of a named executive officer will begin at the lower end of the target range, and over the course of an executive’s tenure in the position the percentage may increase.

 In future filings, the Company will clarify the use by the Compensation Committee of the range applicable to target base salaries.

Securities and Exchange Commission
September 27, 2007

11.
We refer you to Securities Act Release 8732A, Section II.B.1.  As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers.  Mr. Busch IV received the highest bonus of $1.2 million, which was two times the next highest bonus paid to any of the continuing named executive officers.  Similarly, Mr. Busch IV received grants of options valued at approximately $7.2 million and grants of restricted stock with estimated payouts of approximately $3.2 million, which were significantly higher than the grants to any other named executive officer.  Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

As the Company’s proxy statement indicates on pages 25 and 26, in order to attract and retain highly qualified executives, the Company emphasizes competitive compensation.  The Company determines the target base salary of each named executive officer at the median for comparable positions in the peer group or by internal slotting.  The targets for annual incentives and long-term incentives are indirectly determined by the median or the internal slotting.  The compensation of chief executive officers for public companies usually exceeds by a considerable amount the compensation of other executive officers, a reflection of the increased responsibilities of the chief executive officer as compared with other executive officers of a company.  The same is true with respect to the higher compensation for Mr. Busch IV, whose annualized base salary is only 95% of the target base salary, which is based on the peer group analysis for chief executive officers.

Additionally, as noted on page 26 of the Company’s proxy statement, the Company does not have in place a chief operating officer; Mr. Busch IV continues to serve as the president of the Company’s principal operating subsidiary.  The absence of a chief operating officer contributes to the difference between the compensation of Mr. Busch IV and that of the next highest paid named executive officer.  In future filings, the Company will include a statement that use of peer group benchmarks is likely to result in significant differences in the compensation paid to named executive officers.

Outstanding Equity Awards at Fiscal Year-End, page 36

12.
You indicate that the options become exercisable in three equal installments each year beginning on the first anniversary of the grant date.  Please specify the vesting date for each award.  See Instruction 2 to Item 402(f)(2) of Regulation S-K.

In future filings we will indicate by footnote for each named executive officer the specific vesting dates for each outstanding equity award.

*   *   *   *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission
September 27, 2007

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact the undersigned.

Sincerely yours,

/s/ JoBeth G. Brown

JoBeth G. Brown
Vice President and Secretary